Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-205344 of our report dated April 15, 2015 (July 20, 2015 as to the stock split discussed in Note 20), relating to the consolidated financial statements and financial statement schedule of NEP Group, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s accounting for the acquisition of ASP NEP/NCP Holdco Inc. using the acquisition method of accounting), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Pittsburgh, PA

July 30, 2015